Tricon Reports Record Earnings and SFR Acquisition Pace in Q3 2021

Toronto, Ontario - November 9, 2021 - Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today its consolidated financial results for the three and nine months ended September 30, 2021. The Company also provided an update on recent operating trends. All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the third quarter, including the following highlights:

•Net income from continuing operations increased by 280% year-over-year to $201.9 million compared to $53.2 million in Q3 2020; diluted earnings per share from continuing operations increased by 338% year-over-year to $0.92 compared to $0.21 per share in Q3 2020;

•Core FFO per share increased by 17% year-over-year to $0.14 (C$0.18) driven by strong operating fundamentals and continued acquisitions in the single-family rental business as well as higher fees generated from new Investment Vehicles created through the syndication of the U.S. multi-family rental portfolio and the formation of new SFR joint ventures;

•Same home Net Operating Income ("NOI") for the single-family rental business grew by 6.5% year-over-year with the same home NOI margin increasing nominally to 66.6% as a result of strong secular demand for rental housing. Same home occupancy increased by 0.3% year-over-year to 97.7%, and blended rent growth was 9.1% (comprised of new lease rent growth of 20.8% and renewal rent growth of 5.0%). In addition, Tricon's continued focus on resident retention led to a record-low annualized same home turnover rate of 19.8%;

•The Company continued to expand its single-family rental portfolio through the organic acquisition of a record 2,292 homes in the quarter;

•Same home rent growth was 8.0% in October, including 20.4% growth on new leases and 5.2% growth on renewals, while the same home occupancy remained stable at 97.6%. The strong pace of acquisitions continued and management expects to acquire over 1,600 homes in Q4 2021;

•On July 19, 2021, the Company announced a new joint venture arrangement ("SFR JV-2") with approximately $5.0 billion of purchasing potential (including associated leverage) that is expected to acquire approximately 18,000 single-family homes through resale channels in its U.S. Sun Belt target markets;

•On September 9, 2021, the Company completed its previously-announced redemption of its outstanding 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022 (the "2022 convertible debentures") and issued a total of 16,449,980 common shares in connection with the conversion and redemption of the aggregate principal amount of $172.4 million; and

•Subsequent to quarter-end, on October 7, 2021, the Company’s common shares were listed for trading on the New York Stock Exchange. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of approximately $570 million.

“The phenomenal trends in our single-family rental business continued unabated in the third quarter, with blended rent growth of 9.1%, same home occupancy of 97.7% and record-low same home turnover of 19.8%, demonstrating the strength of our middle-market Sun Belt strategy," said Gary Berman, President and CEO of Tricon. "More and more American households are moving to the Sun Belt and are choosing to rent in this environment of rising home prices. Our high-quality, affordably priced rental homes provide a much-needed housing solution while our dedicated employees work to provide an unmatched resident experience. With a clear focus on growth and operational excellence, we were able to deliver Core FFO growth of 46% in Q3, or 17% on a per-share basis. Subsequent to quarter-end, we achieved a major milestone by completing our U.S. initial public offering and successfully raising $570 million of gross proceeds, providing us with significant runway to continue our growth in single-family rental. With an improved balance sheet and over $7 billion of buying power in our SFR joint ventures, we intend to double our single-family rental portfolio to roughly 50,000 homes over the next three years. And in the third quarter, we took an important step to achieving this exciting goal with a record acquisition pace of 2,292 homes, all purchased organically one home at a time."

Financial Highlights

For the periods ended September 30	Three months				Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2021		2020		2021		2020

Financial highlights on a consolidated basis
Net income from continuing operations, including:		$201,886		$53,197		$390,112		$36,829
Fair value gain on rental properties		362,285		60,378		728,899		113,854
Income (loss) from investments in U.S. residential developments		6,286		4,457		21,196		(71,967)

Basic earnings per share attributable to shareholders of Tricon from continuing operations		0.93		0.27		1.90		0.18
Diluted earnings per share attributable to shareholders of Tricon from continuing operations		0.92		0.21		1.89		0.14

Net income (loss) from discontinued operations		—		4,902		(67,562)		(1,894)
Basic income (loss) per share attributable to shareholders of Tricon from discontinued operations		—		0.03		(0.33)		(0.01)
Diluted income (loss) per share attributable to shareholders of Tricon from discontinued operations		—		0.02		(0.33)		(0.01)

Dividends per share	C$	0.07	C$	0.07	C$	0.21	C$	0.21

Weighted average shares outstanding - basic		215,546,550		194,205,434		203,272,703		194,442,337
Weighted average shares outstanding - diluted		217,768,873		222,822,876		205,305,513		199,340,243

Financial Highlights (continued)

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2021	2020	2021	2020

Non-IFRS(1) measures on a proportionate basis
Core funds from operations ("Core FFO")(2)	$38,143	$26,095	$106,391	$71,787
Adjusted funds from operations ("AFFO")(2)	31,003	18,191	85,046	51,357

Core FFO per share(3)	0.14	0.12	0.42	0.33
Core FFO per share (CAD)(3),(4)	0.18	0.16	0.53	0.45

AFFO per share(3)	0.12	0.08	0.33	0.24
AFFO per share (CAD)(3),(4)	0.15	0.11	0.41	0.32
(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance and ability to generate cash. Refer to Page 1 and Section 5 of Tricon's MD&A.
(2) Fair value gains recognized on equity-accounted investments in Canadian residential developments of $5,099 in the first quarter of 2020 and performance share unit (PSU) expense of $1,323 and $2,113 for the three and nine months ended September 30, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,323 increase in Core FFO and AFFO for the three months ended September 30, 2020, and a $2,986 decrease in Core FFO and AFFO for the nine months ended September 30, 2020.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which was 264,874,216 and 255,505,229 for the three and nine months ended September 30, 2021, respectively, and 222,822,876 and 215,822,080 for the three and nine months ended September 30, 2020, respectively.
(4) USD/CAD exchange rates used are 1.2600 and 1.2513 for the three and nine months ended September 30, 2021 (2020 - 1.3321 and 1.3541), respectively.

Net income from continuing operations in the third quarter of 2021 was $201.9 million compared to $53.2 million in the third quarter of 2020, and included:

•Revenue from single-family rental properties of $114.0 million compared to $93.7 million in the third quarter of 2020, reflecting 23.9% growth in the portfolio size and 6.1% growth in average effective monthly rent, partially offset by a 3.6% decrease in occupancy driven by an accelerated pace of acquisition of vacant homes.

•Direct operating expenses of $38.3 million compared to $31.0 million in the third quarter of 2020 driven by a larger single-family rental portfolio and higher property taxes. This incremental cost was partially offset by turnover expense savings, which were attributable to a meaningfully lower turnover rate (20.0% in Q3 2021 compared to 26.3% in Q3 2020) and higher resident recoveries.

•Revenue from private funds and advisory services of $11.0 million compared to $7.8 million in the third quarter of 2020 largely as a result of the syndication and internalization of property management functions of the U.S. multi-family portfolio along with higher development fees generated from Johnson communities.

•Fair value gain on rental properties of $362.3 million compared to $60.4 million in the third quarter of 2020 as a result of significantly higher home values for the single-family rental portfolio. The appreciation in home prices was primarily driven by higher demand for suburban housing due to lower mortgage rates, population growth in the U.S. Sun Belt markets, and the constricted supply of new homes.

Net income from continuing operations for the nine months ended September 30, 2021 was $390.1 million compared to $36.8 million for the nine months ended September 30, 2020, and included:

•Revenue from single-family rental properties of $318.4 million and direct operating expenses of $105.8 million compared to $272.6 million and $90.6 million in the prior year, respectively, which translated to an NOI increase of $30.6 million driven by the growth in the single-family rental portfolio.

•Income from investments in U.S. residential developments of $21.2 million compared to a loss of $72.0 million in the same period of the prior year; results in the current period reflect strong fundamentals in the for-sale housing market and contrast with the comparative period when a major fair value adjustment was taken at the onset of the COVID-19 pandemic.

•Fair value gain on rental properties of $728.9 million compared to $113.9 million in the same period of the prior year, for the reasons discussed above.

Core funds from operations ("Core FFO") for the third quarter of 2021 was $38.1 million, an increase of $12.0 million or 46% compared to $26.1 million in the third quarter of 2020. This increase was driven by strong operating results from Tricon's growing single-family rental portfolio as discussed above, and higher fees generated by the Company's Private Funds and Advisory business from new Investment Vehicles formed during the year. For these same reasons, Core FFO increased by $34.6 million or 48% to $106.4 million for the nine months ended September 30, 2021 compared to $71.8 million in the same period of the prior year.

Adjusted funds from operations ("AFFO") for the three and nine months ended September 30, 2021 was $31.0 million and $85.0 million, respectively, an increase of $12.8 million (70%) and $33.7 million (66%) from the same periods in the prior year. This growth in AFFO reflects the increase in Core FFO discussed above and reduced recurring capital expenditures attributable to the U.S. multi-family rental portfolio (of which Tricon owned 20% since March 2021 and 100% throughout 2020). Meanwhile, recurring capital expenditures in the single-family rental portfolio increased modestly, driven by the expansion of the single-family rental portfolio, and offset by lower resident turnover.

Single-Family Rental Operating Highlights

Operating metrics in the table below and throughout this news release reflect Tricon's proportionate share of the managed portfolio and exclude limited partners' interests in the Company's single-family rental joint ventures.

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except percentages)	2021	2020	2021	2020

Total rental homes managed			27,248	21,981
Net operating income (NOI)	$56,618	$50,192	$162,301	$147,052
Same home net operating income (NOI) margin	66.6%	66.4%	66.6%	66.3%
Same home net operating income (NOI) growth	6.5%	N/A	5.4%	N/A
Same home occupancy	97.7%	97.4%	97.6%	97.2%
Same home annualized turnover	19.8%	26.4%	20.9%	23.6%
Same home average quarterly rent growth - renewal	5.0%	2.4%	4.6%	3.5%
Same home average quarterly rent growth - new move-in	20.8%	12.2%	16.6%	9.1%
Same home average quarterly rent growth - blended	9.1%	5.2%	8.0%	5.1%

Single-family rental NOI was $56.6 million for the three months ended September 30, 2021, an increase of $6.4 million or 12.8% compared to the same period in 2020. The favourable variance in NOI was primarily driven by a $9.3 million increase in rental revenues reflecting the growth in portfolio size (Tricon's proportionate share of rental homes was 19,148 in Q3 2021 compared to 17,499 in Q3 2020) as well as higher average monthly rent ($1,539 in Q3 2021 compared to $1,450 in Q3 2020). The favourable change in revenue was partially offset by a $3.2 million increase in direct operating expenses associated with the larger portfolio net of savings from lower resident turnover and less marketing and leasing spend.

Single-family rental same home NOI growth was 6.5% in the third quarter of 2021, driven by revenue growth of 6.1% reflecting higher average monthly rent ($1,535 in Q3 2021 compared to $1,445 in Q3 2020) coupled with a 30 basis point improvement in occupancy to 97.7% and ancillary revenue growth of 17.6%. This positive variance was partially offset by a 5.3% increase in operating expenses primarily driven by higher property taxes as well as incremental material and labour costs associated with supply chain delays, a tighter labour market, and a deferral of non-essential maintenance in the third quarter of 2020.

Single-Family Rental Investment Activity

The Company continued to expand its single-family rental portfolio through the organic acquisition of a record 2,292 homes during the quarter, bringing its total managed portfolio to 27,187 rental homes. The homes were acquired at an average cost per home of $312,000, including up-front renovations for a total acquisition cost of $657 million, of which Tricon's share was approximately $200 million.

Adjacent Residential Business Highlights

Quarterly highlights of the Company's adjacent residential business include:

•Tricon's share of U.S. multi-family rental NOI was $3.6 million compared to $3.1 million for the same period in 2020, a $0.5 million or 15.5% increase. The NOI growth is attributable to a $0.7 million or 11.9% increase in revenue driven by a 3.9% year-over-year improvement in occupancy to 96.7%, a 3.3% year-over-year rise in average monthly rent and lower concessions associated with improved leasing demand. Total operating expenses increased by $0.2 million or 6.9% to $2.5 million compared to $2.3 million in Q3 2020, driven by incremental repairs and maintenance activities and higher property tax expense;

•In the Canadian multi-family business, management continued its occupancy-biased strategy at The Selby, achieving an all-time high occupancy of 95.4% (a 9.8% sequential increase and 8.3% increase year-over-year);

•Across Tricon's Canadian residential developments portfolio, construction continues to progress at The Taylor (which is on track to secure first occupancy in Q1 2022), The Ivy, The James, and Blocks 8, 3/4/7 and 10 of the West Don Lands projects, and is largely being funded by construction loans. Subsequent to quarter-end, Block 10 closed on a $90 million "green" construction loan, which will be applied toward achieving, at minimum, a LEED Gold-level certification; and

•Tricon's investments in U.S. residential developments generated $13.7 million of distributions to the Company in the third quarter of 2021, including $0.7 million in performance fees.

Change in Net Assets

As at September 30, 2021, Tricon’s net assets increased by $391.2 million to $2.4 billion compared to $2.0 billion as at June 30, 2021. The increase was largely driven by reported net income of $200.8 million for the quarter (including a fair value gain of $362.3 million from Tricon's single-family rental portfolio and $27.6 million of income from investments in multi-family rental driven by fair value increases), along with a $206.8 million increase from the conversion and redemption in full of the outstanding principal amount of the 2022 convertible debentures.

As a result, Tricon's book value (net assets) per common share outstanding increased by 11% sequentially to $10.61 (C$13.52) as at September 30, 2021 compared to $9.57 (C$11.87) as at June 30, 2021.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with $486 million of undrawn capacity as at September 30, 2021. The Company also had approximately $151 million of unrestricted cash on hand, resulting in total liquidity of $637 million compared to $571 million as at June 30, 2021.

As at September 30, 2021, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.6 billion, reflecting a pro-rata net debt to assets ratio of 43.1%. For the three months ended September 30, 2021, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 9.8x.

Subsequent to quarter-end, on October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada (the “Offering”). Concurrent with the Offering, the Company issued common shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights (“Private Placement”). A total of 46,248,746 common shares were issued, including 41,400,000 pursuant to the Offering (including a full exercise of the underwriters' over-allotment option) at a price of $12.40 per share (the "Offering Price") and 4,848,746 common shares pursuant to the Private Placement at a price of approximately $11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately $570 million, or $540.8 million net of underwriters' fees. The Company used a portion of the net proceeds of the Offering and Private Placement to repay in full the outstanding balance on its 2017-1 securitization debt. Following the completion of the Offering and the Private Placement, the Company had issued a total of 272,371,621 common shares.

Proforma for the Offering and Private Placement that occurred subsequent to quarter-end, pro-rata net debt to assets would have been 34.1% and pro-rata net debt to Adjusted EBITDAre would have been 7.6x as at September 30, 2021.

On November 9, 2021, SFR JV-1 closed a new securitization transaction involving the issuance and sale of eight classes of fixed-rate pass-through certificates with a face amount of approximately $684 million, a weighted average coupon of 2.49% and a term to maturity of 4.7 years. The transaction proceeds were used to refinance existing short-term SFR JV-1 debt and resulted in approximately $109 million of net proceeds to be distributed to SFR JV-1 investors (including $37 million to Tricon).

Quarterly Dividend

On November 8, 2021, the Board of Directors of the Company declared a dividend of $0.058 (USD) per common share payable on or after January 15, 2022 to shareholders of record on December 31, 2021. This is the first dividend to be declared by the Company in U.S. dollars, and the quantum of the dividend was established with reference to the most recent dividend declared in Canadian dollars, taking into account foreign exchange rates. At November 8, 2021, the dividend is equivalent to C$0.072, representing a 3% increase to the dividend declared in the third quarter of 2021.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 10 a.m. ET on Wednesday November 10, 2021 to discuss the Company’s results. Please call (833) 302-1892 or (236) 714-3860 (Conference ID # 9087645). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 1 p.m. ET on November 10, 2021, until midnight ET on December 10, 2021. To access the replay, call (800) 585-8367 or (416) 621-4642, followed by passcode 9087645.

This press release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three and nine months ended September 30, 2021, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com). The financial information therein is presented in U.S. dollars.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information visit www.triconresidential.com.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Tel: 416-323-2484 Email: wfrancis@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets Tel: 416-925-2409 Email: wnowak@triconresidential.com

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This news release may contain forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company (including statements related to targeted financial performance and leverage; and expected formation of new investment vehicles and the benefits to the Company of such transactions). Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks are described in the Company’s continuous disclosure materials from time to time, available on SEDAR at www.sedar.com. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

The Company has included herein certain supplemental measures of key performance, including, but not limited to, net operating income ("NOI"), funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, and adjusted earnings before interest tax depreciation and amortization for real estate ("Adjusted EBITDAre"), as well as certain key indicators of its operating performance. The Company utilizes these measures in managing its business, including performance measurement and capital allocation, and believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business. However, these measures are not recognized under IFRS. Because non-IFRS measures do not have standardized meanings prescribed by IFRS, Tricon’s use of these measures may not be comparable to similar measures reported by other issuers and they should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, in measuring the Company’s performance. The definition, calculation and reconciliation of the non-IFRS measures used herein are provided in Sections 4 and 5 of the Company’s MD&A for the three and nine months ended September 30, 2021, which is available on SEDAR at www.sedar.com.